June 26, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attention:	Brian R. Cascio, Accounting Branch Chief
Jeanne Bennett, Reviewing Accountant
Martin F. James, Senior Assistant Chief Accountant

Delivered via Federal Express and via Fax: 202.772.9218

Re:	Response to SEC letter of May 3, 2006:

ArthroCare Corporation

Form 10-K for the fiscal year ended December 31, 2005

Forms 10-Q for 2005

File No. 0-027422

Dear Mr. Cascio, Ms. Bennett, and Mr. James:

Please find below our response to your letter of May 3, 2006. The comments from your letter have been repeated in bold below and each comment is followed by a response.

Form 10-K for the fiscal year ended December 31, 2005

Financial Statements

Note 9 Commitments and Contingencies, page 72

We note the settlement of the Smith & Nephew litigation resulted in two agreements: the Settlement and Licensing Agreement; and the Supply and Distribution Agreement. Please tell us the significant terms of these agreements and explain the related accounting treatment. Please tell us the milestones that must be reached under these agreements and how you will account for these agreements.

ArthroCare Corporation Response

Significant Agreement Terms

Pursuant to the Settlement and License Agreement, ArthroCare granted Smith and Nephew, Inc. (“Smith & Nephew”) a non-exclusive, non-transferable, non-assignable worldwide license to use, import, export, market, sell, have sold, offer for sale and distribute certain named products that ArthroCare will manufacture for Smith & Nephew, as outlined in the Supply and Distribution Agreement. In return for this right, under the Settlement and License Agreement, Smith & Nephew agreed to make certain payments in consideration for the dismissal of litigation and at least partly as recovery of ArthroCare’s out-of-pocket costs associated with such litigation. The Settlement and License Agreement and the Supply and Distribution Agreement are referred to herein as the “Agreements”.

The Supply and Distribution Agreement outlines the terms and conditions under which ArthroCare will manufacture certain products for Smith & Nephew to distribute and sell. Pursuant to the Supply and Distribution Agreement, we will manufacture bipolar and certain monopolar radiofrequency (“RF”) arthroscopy products for worldwide sale by Smith & Nephew. Pursuant to the Settlement and License Agreement, we have been granted a non-exclusive license for the worldwide sale of our existing spine products and we have granted to Smith & Nephew a non-exclusive, worldwide license to use and sell bipolar RF products and a non-exclusive, worldwide license to manufacture and sell bipolar RF shaver products. As part of the Settlement and License Agreement, we also will receive royalty payments for all bipolar RF products Smith & Nephew sells in the United States and for bipolar shaver products manufactured and sold by Smith & Nephew worldwide. Subject to certain exceptions, Smith & Nephew has agreed to purchase all of its requirements for the products manufactured under the Supply Agreement from us.

The royalty payments described above will be based on the volumes of products sold, and whether such sales are domestic or international, using formulas specified in the agreements. For each unit we manufacture for Smith & Nephew, Smith & Nephew will pay us a contractually specified “transfer price” that covers our costs plus a margin. We believe that the transfer prices represent fair value for what a contract manufacturer would earn in a third-party manufacturing arrangement for this class of products.

Finally, the Settlement and License Agreement settles all legal disputes between ArthroCare and Smith & Nephew, including the pending legal matters in Delaware and Tennessee.

Accounting Treatment

In accordance with EITF 00-21, “Revenue Arrangements With Multiple Deliverables,” we assessed the settlement arrangement for the presence of separate units of accounting. We concluded the arrangements consist of (i) settlement of prior litigation and reimbursement of legal costs, (ii) a license for technology and (iii) a supply and distribution agreement.

Management has reviewed the terms (including those relating to royalty rates and pricing) of the Agreements and concluded such terms are representative of fair value. Therefore, future royalties and sales of manufactured products will be recognized when earned at the amounts specified in the agreements. Further, the Company is using the residual method in determining the amount of the proceeds allocable to the settlement of litigation, including reimbursement of legal costs.

Certain of the amounts allocated to the settlement of litigation and reimbursement of legal cost are contingent upon certain events or conditions as described below.

An initial payment was due upon signing of the Settlement and License Agreement, with two subsequent payments due at set dates in the future, assuming such agreement is still “in force.” The Settlement and Licensing Agreement and the Supply and Distribution Agreement each contain provisions whereby a termination of one agreement will result in the termination of the other. The Agreements each contain certain performance requirements which could result in the termination of both Agreements prior to the date payments are due if those requirements are not met. Given these provisions and the associated risk of non-payment, management concluded the payments are contingent and should not be recognized until the contingency is resolved, which will occur when the payments are due.

Two additional payments are due under the Agreements upon the successful re-examination of certain patents by the US Patent & Trademark Office. Those amounts will be recognized if and when the US Patent & Trademark Office reverses its original decision and accepts the named patents.

The table included in the Appendix A outlines the payments that Smith & Nephew may be obligated to pay to ArthroCare throughout the term of the Agreements. These payments are in addition to the royalties and payment for product under the Supply and Distribution Agreement. In light of our existing confidential treatment request with respect to the Agreements, we are providing Appendix A to you under separate cover.

Presentation Within the Income Statement

Payments received for ongoing royalties under the Settlement and Licensing Agreement or sale of product under the Supply and Distribution Agreement will be recorded as revenue. The remaining payments (see Appendix A) will be recorded as a reduction of legal fees in general and administrative expenses to offset legal expenses incurred with the initial litigation claims against Smith & Nephew. We estimate that the total of such costs will approximate the amount of legal expenses we incurred associated with this litigation.

Note 16 Segment Information, page 82

We see you have presented your geographic information in large groupings. Please explain to us what consideration you gave to reporting domestic (US) information separately as required by paragraph 38 of SFAS 131. Please tell us why it is not necessary to present separate information about Europe where you have subsidiaries in Italy and Luxembourg; and offices in Sweden, France, and Germany.

ArthroCare Corporation Response

Within Americas, the United States (“US”) comprised 98% of total product sales for 2005 and 98% for 2004. The US represented 77% and 73% of total product revenue for 2005 and 2004, respectively, whereas Americas (including the US) represented 79% and 75%, respectively. We consider the impact of non-US countries to be immaterial to the Americas classification. We refrained from using the label “United States” so as to be as accurate in our labeling as possible.

The United Kingdom (“UK”) (representing 6% and 8% of product sales for 2005 and 2004, respectively) was separated for comparative purposes because it is the single largest foreign country revenue contributor. No other country, including Germany, France, Italy, Luxembourg, Sweden or Austria, contributed a material amount of revenue (each contributed 4% or less) to total product sales and each of those has been grouped in the Rest of World (“ROW”) category for both 2005 and 2004. Of total product sales, 2% were generated from countries outside of Europe in 2005 and 3% in 2004. Based on these figures, we believe that our ROW classifications are presented in accordance with paragraph 38 of SFAS 131, as no individual country’s revenues, other than the UK, was material to total product revenue.

Additionally, we considered qualitative factors related to our segment disclosure and do not consider specific country information to be a meaningful measure of operating performance. We will continue to monitor our country-by-country breakout for future changes and materiality purposes in an effort to ensure that we are remain in compliance with paragraph 38 of SFAS 131.

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any additional comments to the undersigned via facsimile at (512) 391-3968. If you have any questions regarding the foregoing, please contact me at (512) 391-3906.

Sincerely,

/s/ Michael Gluk
Michael Gluk
Sr. Vice President and Chief Financial Officer

Appendix A

[*]

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

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